Inventtech Inc.
1736 Angel Falls Street
Las Vegas, NV 89142-1230

November 9, 2011

Mr. Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3105
Fax Number: (703) 813-6981

Re:          Inventtech Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2011
File No. 333-173040

In response to your comment letter dated August 18, 2011, Inventtech Inc. (the “Company,” “Inventtech,” “we,” and “us”) has the following responses:

General

1.           Please update your financial statements and related information in your filing to include the interim period ended June 30, 2011 in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated its registration statement with its unaudited financial statements for the period ending September 30, 2011, as you have requested.

Sincerely,

/s/ Mohammad Abdel Hadi
Mohammad Abdel Hadi
President and Director